April 3, 2017

VIA EDGAR AND COURIER

Susan Block

Attorney-Advisor

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Ref.: Azul S.A.

         Registration Statement on Form F-1

         Filed February 6, 2017

         File No. 333-215908

Dear Ms. Block:

We are writing to inform the staff of the U.S. Securities and Exchange Commission that Azul S.A. (the “Company”) is filing today the Pre-Effective Amendment No. 3 to its Registration Statement on Form F-1 (the “Registration Statement”) in order to (i) address certain comments of the staff of the Brazilian Securities Commission (Commissão de Valores Mobiliarios) provided to the Company by letter dated March 30, 2017, (ii) file the form of underwriting agreement and a revised form of deposit agreement as exhibits to the Registration Statement and (iii) incorporate ordinary course updates and other information consistent with market practices. We have included three copies of the marked version of the Pre-Effective Amendment No. 3 to the Registration Statement with this letter, as well as one unmarked copy thereof.

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We thank you for your attention to this submission. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7527.

Very truly yours,

/s/ Stuart K. Fleischmann
Stuart K. Fleischmann

cc:    John Rodgerson – Chief Financial Officer, Azul S.A.

         Joanna Portella – General Counsel, Azul S.A.

         Julio Braga Pinto – Ernst & Young Auditores Independentes S.S.

         Mark Foreman – Ernst & Young LLP

         J. Mathias von Bernuth – Skadden Arps, Slate, Meagher & Flom LLP

         Filipe B. Areno – Skadden Arps, Slate, Meagher & Flom LLP